

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

Ramy Farid, Ph.D.
President and Chief Executive Officer
Schrödinger, Inc.
120 West 45th Street, 17th Floor
New York, New York 10036

>   **Re: Schrödinger, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Filed October 30, 2019**
>   **CIK No. 0001490978**

Dear Dr. Farid:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your disclosure that all of the top 20 pharmaceutical companies license your solutions. Please quantify the amount of revenues that you received from these companies.

2.   Please provide support for your statement that your platform enables discovery of molecules at a lower cost and with a higher likelihood of success.

Our Drug Discovery Business, page 8

3.   Please remove the table on pages 9 and 108. In this regard, it is not appropriate to

prominently highlight these programs in your Summary presentation given that you are not responsible for the development of these products and you do not discuss any of these products in the prospectus. In addition, we note that you refer to these programs on your website as "our pipeline." Please revise your website to clearly indicate that these are not your product candidates and that your share or potential revenues from these product candidates is limited.

4.   We note that your table on pages 10 and 100 includes five pre-clinical programs you are exploring and for which you have not initiated IND-enabling studies. As your narrative disclosure only briefly discusses these programs, and they are not otherwise discussed in the Summary section, please explain to us why you believe these programs are sufficiently material to your business to be included in a pipeline table. To the extent you retain any of these programs in the pipeline table, please add columns for the phases of pre-clinical and clinical development that apply to each program and clearly indicate where each program is in the development process.

Risks Associated with Our Business, page 11

5.   Please include a risk that you do not have any experience in clinical development and have not advanced any product candidates into clinical development.

Risk Factors
Our actual operating results may differ significantly from our guidance, page 51

6.   Please revise the final sentence of this risk factor to eliminate any implication that investors are not entitled to rely on information provided by the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 69

7.   Please quantify the future cash distributions you are eligible to receive from the remaining $600 million of earnouts payable to Nimbus and provide the timing for the potential payments.

Internal Control Over Financial Reporting, page 89

8.   You disclose that Management and your independent accounting firm concluded that a material weakness existed due to a deficiency in the design of entity-level controls that resulted in errors in your financial statements. Please revise your filing to discuss and quantify the specific errors that you identified so that investors can better understand risks associated with your internal control over financial reporting.

Revenue, page 90

9.   You disclose that you have determined that you are the principal in arrangements where you act as a reseller, and therefore recognize revenue on a gross basis. Please describe

these arrangements and quantify the revenue recognized on a gross basis. In addition, provide us with a comprehensive analysis regarding how you concluded that you were the principal in the arrangements. Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 91

10.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Our Drug Discovery Collaborations
Collaboration Agreements, page 109

11.   You disclose that in aggregate you are eligible to receive up to approximately $1.4 billion in potential milestones across your current collaborations, including up to approximately $544 million in research funding upon the achievement of specified pre-clinical and clinical milestones and up to approximately $820 million upon the achievement of specified commercial milestones. Please address the following:
   • Disclose any material assumptions factored into the determination of amounts that you are eligible to receive.
   • Revise your filing to include all the disclosures required by ASC 808-10-50-1.
   • We note from your disclosure on page 91 that since inception to date, you have not recognized any royalty revenue or commercial milestone payments from any of your collaborations. Please discuss when you anticipate that revenue will be recognized from these collaborations and provide an estimate of such amounts.

Business
Our Internal, Wholly-Owned Drug Discovery Programs, page 110

12.   You state that you are developing "potent" kinase inhibitors of CDC7 and Wee1. Please remove all statements that present your conclusions regarding the efficacy of your product candidates as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

General

13.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

14.   Please supplementally provide us with copies of all written communications, as defined in

Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Tracey McKoy at (202) 551-3772 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Lunin